UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CoreSite Realty Corporation
(Name of Subject Company)

CoreSite Realty Corporation
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

21870Q105
(CUSIP Number of Class of Securities)

Jeffery S. Finnin
Chief Financial Officer
CoreSite Realty Corporation
1001 17th Street, Suite 500
Denver, CO 80202
(866) 777-2673

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Adam O. Emmerich
Zachary S. Podolsky
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by CoreSite Realty Corporation (the “Company”), a corporation organized under the laws of Maryland, with the Securities and Exchange Commission on November 29, 2021, relating to the tender offer by Appleseed Merger Sub LLC, a Maryland limited liability company (“Purchaser”) and a wholly owned subsidiary of Appleseed Holdco LLC, a Delaware limited liability company (“Holdco”) and a wholly owned subsidiary of American Tower Investments LLC, a California limited liability company (“Parent”) and a subsidiary of American Tower Corporation, a Delaware corporation (“American Tower”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”) at a price per Share of $170.00, without interest and subject to any applicable withholding taxes, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2021, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the paragraph entitled “Legal Proceedings” on page 35 to read as follows:

“Legal Proceedings

On November 30, 2021, a complaint was filed by a purported stockholder of the Company regarding the Mergers. The complaint, filed on an individual basis by the plaintiff in the United States District Court for the Southern District of New York, was captioned O’Dell v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-10156 (S.D.N.Y). That complaint was subsequently voluntarily dismissed and re-filed on December 3, 2021 by the same plaintiff in the United States District Court for the District of Delaware, and is captioned O’Dell v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-01709 (D. Del.) (the “O’Dell Complaint”). The O’Dell Complaint names as defendants the Company and each member of the Company Board. On December 2, 2021, another complaint was filed by a purported stockholder of the Company regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Ciccotelli v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-01702 (D. Del.) (the “Ciccotelli Complaint”). The Ciccotelli Complaint names as defendants the Company, the Partnership, each member of the Company Board, American Tower, Parent, Holdco, Purchaser and Op Merger Sub. On December 6, 2021, another complaint was filed by a purported stockholder of the Company regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Schwartz v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-10404 (S.D.N.Y.) (the “Schwartz Complaint” and, together with the O'Dell Complaint and the Ciccotelli Complaint, the “Complaints”). The Schwartz Complaint names as defendants the Company and each member of the Company Board.

The Complaints allege, among other things, violations of Sections 14(d), 14(e) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14d-9 promulgated thereunder. The Complaints seek, among other things, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) disclosure of additional allegedly material information in the Solicitation/Recommendation Statement; and (iv) an award of plaintiff’s costs and disbursements, including attorneys’ and expert fees and expenses.

The Company, the Partnership, American Tower, Parent, Holdco, Purchaser and Op Merger Sub believe the claims asserted in the Complaints are without merit. Additional lawsuits may be filed in the future against the Company, the Partnership, the Company Board, American Tower, Parent, Holdco, Purchaser and/or Op Merger Sub in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORESITE REALTY CORPORATION

Date: December 7, 2021	By:	/s/ Jeffrey S. Finnin
	Name:	Jeffrey S. Finnin
	Title:	Chief Financial Officer